SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A
Amendment No. 1
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Kiewit Investment Fund LLLP
(Name of Subject Company (Issuer))
Kiewit Investment Fund LLLP
(Name of Filing Person (Offeror))
Limited Partnership Units
(Title of Class of Securities)
N/ A
(Cusip Numbers of Class of Securities)

Robert L. Giles, Jr.
Chief Executive Officer and Chief Compliance Officer
Kiewit Investment Fund LLLP
73 Tremont Street
Boston, MA 02108
Telephone: (800) 443-4306
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))
Copies to:

Tobin A. Schropp	Rose F. DiMartino
Peter Kiewit Sons’, Inc.	Willkie Farr & Gallagher LLP
Kiewit Plaza	787 Seventh Avenue
Omaha, Nebraska 68131	New York, New York 10019
Telephone: (402) 342-2052	Telephone: 12) 728-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee)

$7,719,030	$826

(1)	Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, as the aggregate maximum purchase price to be paid for 500 Limited Partnership Units in the tender offer, based upon a price per Unit of $15,438.06, the net asset value per Unit at December 30, 2005.

(2)	Calculated as $107.00 per $1,000,000 of the Transaction Valuation.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $826	Filing party: Kiewit Investment Fund LLLP
Form or Registration No.: 005-80956	Date Filed: January 4, 2006

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Kiewit Investment Fund LLLP (the “Fund”) hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on January 4, 2006 (the “Schedule TO”), with respect to the offer by the Fund to purchase up to 500 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value per Unit determined as of March 31, 2006, subject to the terms and conditions described in the offer to purchase relating to the tender offer and related letter of transmittal (each of which is an exhibit to the Schedule TO and is incorporated herein by reference as set forth below).
     The Schedule TO is hereby amended and supplemented by adding the following:
     The Fund has posted the following disclosure regarding the tender offer on its website. The Fund website is accessible at http://www.kiewitinvestmentfund.com:
How to Buy, Sell and Transfer
Sell Units
Fund units are not listed or traded on any securities exchange or other securities market, and there is no secondary market for the Units. In addition, Fund investors do not have the right to cause the Fund to redeem their Units. In order to provide a limited degree of liquidity to Limited Partners, the Fund intends to make semi-annual repurchase offers for between 5% and 25% of the outstanding Units. Tendering of Units is voluntary.
The Fund has made a tender offer which commenced on January 4, 2006 to purchase up to 500 Units of the Fund (representing approximately 5% of the outstanding Units), that are properly tendered and not withdrawn prior to the expiration date of the tender offer, for cash, at a price equal to the NAV per Unit determined as of March 31, 2006 (the “Tender Offer”). The Tender Offer is subject to the terms and conditions described in the offer to purchase relating to the Tender Offer and related Letter of Transmittal (each of which is filed as an exhibit to the Fund’s Schedule TO (the “Schedule TO”) which was filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2006. The Schedule TO is available on the SEC’s website at www.sec.gov/Archives/edgar/data/1302716/000095013706000043/0000950137-06-000043-index.htm.1
Following is a summary of the key dates of the Tender Offer. To understand the Tender Offer fully, you should read carefully the entire offer to purchase of the Fund which was filed with the SEC and is available on the SEC’s website, as described above.

1/4/06	Initiation of tender offer.

1/30/06	Last date for receipt of Tender Intention Form by the Fund. (Limited Partners may tender only one or more whole Units unless Limited Partner holds less than a whole Unit.)

3/20/06	Estimated NAV for the period from 12/31/2005 to 3/20/2006 mailed to all Limited Partners and posted on the Fund’s website.

3/31/06	Expiration of tender offer. Letter of Transmittal to tender Units must be received by the Fund by 3:00 p.m. Omaha time. (Limited Partners may tender only one or more whole Units unless Limited Partner holds less than a whole unit.) You may withdraw the Letter of Transmittal at any time prior to 3:00 p.m. Omaha time on 3/31/2006.
Payment for Units properly tendered will be made promptly after Fund’s acceptance of Units for purchase.
1 The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of the Prospectus.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT INVESTMENT FUND LLLP

By:	/s/ Robert L. Giles, Jr.

Name:	Robert L. Giles, Jr.
Title:	Chief Executive Officer and Chief Compliance Officer
Dated: January 27, 2006